                                              Filed Pursuant To Rule 424(b)(4)
                                              Registration No. 33-80323


PROSPECTUS SUPPLEMENT

(To Prospectus dated January 26, 1996)

                                 $100,000,000

                                     LOGO

                             7 3/8% NOTES DUE 2011

                               ----------------

                   Interest payable April 15 and October 15

                               ----------------

  THE NOTES ARE NOT  REDEEMABLE PRIOR TO MATURITY  OR SUBJECT TO ANY  SINKING
    FUND. THE NOTES WILL BE REPRESENTED BY A GLOBAL NOTE REGISTERED IN  THE
      NAME OF A NOMINEE  OF THE DEPOSITORY  TRUST COMPANY, AS  DEPOSITARY
        (THE "DEPOSITARY"). BENEFICIAL INTERESTS  IN THE NOTES WILL  BE
          SHOWN ON,  AND  TRANSFERS  THEREOF WILL  BE  EFFECTED  ONLY
            THROUGH, RECORDS  MAINTAINED BY  THE  DEPOSITARY  (WITH
              RESPECT  TO   PARTICIPANTS'  INTERESTS)   AND   ITS
                PARTICIPANTS.  EXCEPT  AS   DESCRIBED  IN   THE
                  ACCOMPANYING    PROSPECTUS,    NOTES     IN
                  DEFINITIVE FORM WILL NOT BE ISSUED.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT
      OR  THE   ACCOMPANYING  PROSPECTUS.  ANY  REPRESENTATION   TO  THE
        CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                   PRICE 99.66% AND ACCRUED INTEREST, IF ANY

                               ----------------

                                                     UNDERWRITING
                                         PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                         PUBLIC(1)  COMMISSIONS(2) COMPANY(1)(3)
                                        ----------- -------------- -------------
Per Note...............................   99.66%         .75%          98.91%
Total.................................. $99,660,000    $750,000     $98,910,000

--------
  (1) Plus accrued interest from October 15, 1996, if any.
  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (3) Before deducting expenses payable by the Company estimated at $170,000.

                               ----------------

  The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about October 15, 1996 through the book-entry facilities of The Depository Trust Company, against payment therefor in immediately available funds.

                               ----------------

MORGAN STANLEY & CO.
             Incorporated
                            WILLIAM BLAIR & COMPANY
                                                            MERRILL LYNCH & CO.

October 9, 1996

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-3
Recent Developments.......................................................   S-3
Use of Proceeds...........................................................   S-3
Capitalization............................................................   S-4
Selected Consolidated Financial Data......................................   S-5
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-7
Business..................................................................  S-11
Description of the Notes..................................................  S-15
Underwriters..............................................................  S-16
Legal Matters.............................................................  S-16

                                  PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Information by Reference.........................     3
The Company...............................................................     3
Use of Proceeds...........................................................     3
Ratios of Earnings to Fixed Charges.......................................     4
Description of Debt Securities............................................     4
Plan of Distribution......................................................    13
Legal Matters.............................................................    14
Experts...................................................................    14

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

  The Company operates family oriented, specialty department stores primarily in the Midwest that feature quality, national brand merchandise priced to provide exceptional value to customers. The Company's stores sell moderately priced apparel, shoes, accessories, soft home products and housewares targeted to middle-income customers shopping for their families and homes. The Company's stores have fewer departments than traditional, full-line department stores, but offer customers dominant assortments of merchandise displayed in complete selections of styles, colors and sizes. Central to the Company's pricing strategy and overall profitability is a culture focused on maintaining a low cost structure. Critical elements of this low cost structure are the Company's unique store format, lean staffing levels, sophisticated management information systems and operating efficiencies resulting from centralized buying, advertising and distribution.

                              RECENT DEVELOPMENTS

  Net sales and sales growth for the 5 weeks and 35 weeks ended October 5, 1996 and September 30, 1995 were as follows:

                                                                  PERCENTAGE
                                            PERIOD ENDED           INCREASE
                                      ------------------------ -----------------
                                      OCTOBER 5, SEPTEMBER 30,  ALL   COMPARABLE
                                         1996        1995      STORES STORES (A)
                                      ---------- ------------- ------ ----------
                                           (IN THOUSANDS)
5 weeks..............................  $  232.4    $  192.8     20.5%     8.4%
35 weeks.............................  $1,363.0    $1,082.8     25.9%    10.5%

--------
(a) Comparable store sales growth for each period is based on sales of stores (including relocated or expanded stores and excluding the discontinued electronics business) open throughout the full period and throughout the full prior period.

  Due to a shift in the fiscal accounting calendar, the fiscal month ending dates are one week later this year than a year ago. On a calendar basis, matching the periods ended October 5, 1996 with the periods ended October 7, 1995, net sales increased 21.3% for the month and 24.1% year-to-date. Comparable store sales on this basis increased 9.8% for the month and 9.2% year-to-date.

  At October 5, 1996, the Company operated 145 stores compared with 121 stores at the same time in the previous year.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes are estimated to be approximately $98.7 million. The Company expects to use the net proceeds to repay borrowings under its revolving credit facility. At October 5, 1996, the interest rate payable under the Company's revolving credit facility was 5.70% per annum.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of August 3, 1996, and as adjusted to give effect to the issuance and sale of the Notes offered hereby and the application of the estimated net proceeds of $98.7 million. Although, for purposes of the table, it is assumed that only $56.5 million of the net proceeds were applied to repay borrowings under the Company's revolving credit facility, as of the date hereof, borrowings under the facility are in excess of $100.0 million. This table should be read in conjunction with the consolidated financial statements and related notes and the other financial information included and incorporated in this Prospectus Supplement and the Prospectus.

                                                            AS OF AUGUST 3, 1996
                                                            --------------------
                                                             ACTUAL  AS ADJUSTED
                                                            -------- -----------
                                                               (IN THOUSANDS)
Long-term debt:
  Revolving credit facility................................ $ 56,500  $    --
  Capitalized lease obligations............................   51,700    51,700
  6.57% unsecured senior notes, due 2004...................   60,000    60,000
  6.70% notes, due 2006....................................  100,000   100,000
  Notes offered hereby.....................................      --    100,000
  Other....................................................    1,332     1,332
                                                            --------  --------
    Total long-term debt...................................  269,532   313,032
Shareholders' equity:
  Common stock; 73,857,108 shares outstanding..............      738       738
  Paid-in capital..........................................  191,166   191,166
  Retained earnings........................................  249,492   249,492
                                                            --------  --------
    Total shareholders' equity.............................  441,396   441,396
                                                            --------  --------
      Total capitalization................................. $710,928  $754,428
                                                            ========  ========

                     SELECTED CONSOLIDATED FINANCIAL DATA

  In September 1992, the Company changed its fiscal year end from the last Saturday in August to the Saturday closest to January 31, commencing January 30, 1993. The selected consolidated financial data presented below for the fiscal years ended February 3, 1996, January 28, 1995, January 29, 1994 and January 30, 1993 and as of February 3, 1996, January 28, 1995, January 29, 1994, January 30, 1993 and February 1, 1992 are derived from consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. This information should be read in conjunction with the consolidated financial statements of the Company and related notes incorporated into this Prospectus Supplement. The selected consolidated financial data for the fiscal year ended February 1, 1992 and for the six months ended August 3, 1996 and July 29, 1995 and as of August 3, 1996 and July 29, 1995 are derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods presented.

                           SIX MONTHS ENDED                         FISCAL YEAR ENDED
                          -------------------  ---------------------------------------------------------------
                          AUGUST 3,  JULY 29,  FEBRUARY 3,  JANUARY 28,  JANUARY 29,  JANUARY 30,  FEBRUARY 1,
                            1996       1995      1996(a)       1995         1994         1993        1992(a)
                          ---------  --------  -----------  -----------  -----------  -----------  -----------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SQUARE FOOT DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $943,236   $731,901  $1,925,669   $1,554,100   $1,305,746   $1,096,856    $930,537
Cost of merchandise
 sold...................   629,876    486,266   1,294,653    1,037,740      869,236      722,610     618,664
                          --------   --------  ----------   ----------   ----------   ----------    --------
Gross margin............   313,360    245,635     631,016      516,360      436,510      374,246     311,873
Selling, general and
 administrative
 expenses...............   233,329    183,940     436,442      356,893      305,547      269,158     229,567
Incentive compensation
 change(b)..............       --         --          --           --           --        17,735         --
Depreciation and
 amortization...........    20,329     15,763      33,931       27,402       23,201       19,834      17,551
Preopening expenses.....     3,750      1,492      10,712        8,190        5,360        2,992       5,334
Credit operations, non-
 recurring(c)...........       --         --       14,052          --           --           --          --
                          --------   --------  ----------   ----------   ----------   ----------    --------
Operating income........    55,952     44,440     135,879      123,875      102,402       64,527      59,421
Interest expense,
 net(d).................     7,742      5,690      13,150        6,424        5,711       14,393      26,008
                          --------   --------  ----------   ----------   ----------   ----------    --------
Income before income
 taxes and extraordinary
 items..................    48,210     38,750     122,729      117,451       96,691       50,134      33,413
Income taxes............    19,621     15,811      50,077       48,939       41,029       21,442      14,537
                          --------   --------  ----------   ----------   ----------   ----------    --------
Income before
 extraordinary items....    28,589     22,939      72,652       68,512       55,662       28,692      18,876
Extraordinary items(e)..       --         --          --           --        (1,769)      (2,121)      1,329
                          --------   --------  ----------   ----------   ----------   ----------    --------
Net income..............  $ 28,589   $ 22,939  $   72,652   $   68,512   $   53,893   $   26,571    $ 20,205
                          ========   ========  ==========   ==========   ==========   ==========    ========
Per common share(f)(g):
 Income before
  extraordinary items...  $    .39   $    .31  $      .99   $      .93   $      .76   $      .44    $    .35
 Extraordinary items....       --         --          --           --          (.02)        (.03)        .03
 Net income.............       .39        .31         .99          .93          .74          .41         .38
OPERATING DATA:
Comparable store sales
 growth(h)..............      11.4%       5.8%        5.9%         6.1%         8.3%        10.5%        8.2%
Net sales per selling
 square foot(i).........  $    114   $    106  $      257   $      258   $      255   $      239    $    235
Total square feet of
 selling space (in
 thousands; end of
 period)................     9,157      6,935       8,378        6,824        5,523        4,771       4,331
Number of stores open
 (end of period)........       138        109         128          108           90           79          75
Capital expenditures
 including capitalized
 leases.................  $ 84,090   $ 58,959  $  138,797   $  132,800   $   64,813   $   46,337    $ 17,396
Ratio of earnings to
 fixed charges(j).......      3.40       3.78        4.95         6.91         6.97         3.33        2.08
BALANCE SHEET DATA (END OF PERIOD):
Working capital.........  $226,322   $168,609  $  175,368   $  114,637   $   86,856   $  105,564    $ 43,588
Property and equipment,
 net....................   476,815    344,318     409,168      298,737      186,626      141,196     107,276
Total assets............   997,507    779,606     804,925      658,717      469,289      444,797     349,079
Total long-term debt....   269,532    177,844     187,699      108,777       51,852       95,096     211,125
Shareholders' equity....   441,396    357,551     410,638      334,249      262,502      207,400      24,275

See footnotes on next page

(footnotes from previous page)
(a) Fiscal 1995 and fiscal 1991 each contained 53 weeks
(b) In connection with the Company's initial public offering, the Company amended two incentive plans to set the value of the phantom stock units previously granted thereunder at the initial public offering price of $7.00 per share. The related non-recurring incentive compensation charge reduced net income by $10.6 million, or $.16 per share, for fiscal 1992. Distributions, including interest accrued at 6% on the vested portion, are paid out on an annual basis with the final payment in 2002.
(c) Effective September 1, 1995, the Company terminated its agreement with Citicorp Retail Services ("CRS") under which it sold its private label credit card receivables to CRS and established its own credit operation. In connection with this transaction, the Company incurred a one-time charge of $14.1 million ($8.3 million after tax).
(d) On June 1, 1992, the Company used the net proceeds of the initial public offering and $14.6 million of borrowings under its revolving credit facility to redeem all $105.0 million of its Senior Subordinated Notes and the remaining $13.2 million of its Junior Subordinated Notes and to pay related accrued interest. If the initial public offering and the related reduction of indebtedness had occurred on February 2, 1992, interest expense for fiscal 1992 would have been reduced by $3.1 million and income before extraordinary items would have been $30.7 million or $.44 per share.
(e) The extraordinary items reflect an after-tax charge of $1.8 million to write off unamortized deferred financing costs in connection with the termination of certain credit facilities in January 1994, an after-tax charge of $2.1 million to write off unamortized deferred financing fees and the obligations under an interest rate cap agreement associated with the redemption of the Company's Senior Subordinated Notes in June 1992 and an after-tax gain of $1.3 million on the purchase of certain of the Company's Junior Subordinated Notes in November 1991.
(f) In calculating earnings per share prior to the initial public offering, the dilutive effect of certain restricted shares has been reduced using the treasury stock method based on the tax benefits received by the Company when the restrictions lapse on such shares. Following the initial public offering, calculations of earnings per share reflect all shares as outstanding.
(g) All per share data has been adjusted to reflect the 2-for-1 stock split declared by the Company's Board of Directors on March 11, 1996.
(h) Comparable store sales for each period are based on sales of stores (including relocated or expanded stores) open throughout the current and prior year. Comparable store sales growth for fiscal 1995, fiscal 1992 and fiscal 1991 have been adjusted to reflect the elimination of the 53rd week in fiscal 1995 and fiscal 1991, respectively. Comparable store sales growth for fiscal 1996 has been adjusted to exclude the discontinued electronics business.
(i) Net sales per selling square foot is calculated using net sales of stores that have been open for the full period, divided by their square footage of selling space.
(j) Earnings consist of consolidated income from operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist of interest (expensed or capitalized), the interest portion of rental expense and the amortization of deferred financing costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal Years 1993-1995

 Net Sales

  Net sales for the last three years, number of stores, sales growth and net sales per selling square foot by year were as follow:

                                                       FISCAL YEAR
                                             ----------------------------------
                                                1995        1994        1993
                                             ----------  ----------  ----------
Net sales (in thousands).................... $1,925,669  $1,554,100  $1,305,746
Number of stores open (end of period).......        128         108          90
Sales growth--all stores....................       23.9%       19.0%       19.0%
Sales growth--comparable stores(a)..........        5.9%        6.1%        8.3%
Net sales per selling square foot(b)........ $      257  $      258  $      255

--------
(a) Comparable store sales growth for each period is based on sales of stores (including relocated or expanded stores) open throughout the full period and throughout the full prior period. Comparable sales growth for fiscal 1995 has been adjusted to reflect the elimination of the 53rd week in fiscal 1995.
(b) Net sales per selling square foot is calculated using net sales of stores that have been open for the full year divided by their square footage of selling space.

  Increases in net sales primarily reflect new store openings and comparable store sales growth. Net sales increased $371.6 million, or 23.9%, to $1,925.7 million in fiscal 1995. Of the increase, $274.6 million is attributable to the opening of 22 new stores in fiscal 1995 and to the inclusion of a full year's sales for 18 stores opened in fiscal 1994 (net of two underperforming stores closed in 1995). The remaining $97.0 million increase is attributable to the increase in comparable store sales.

  Net sales increased $248.4 million, or 19.0%, to $1,554.1 million in fiscal 1994. Of the increase, $174.5 million is attributable to the opening of 18 new stores in fiscal 1994 and to the inclusion of a full year's sales for 11 stores opened in fiscal 1993. The remaining $73.9 million increase is attributable to the increase in comparable store sales.

 Components of Earnings

  The following table sets forth statement of operations data as a percentage of net sales for each of the last three years:

                                                               FISCAL YEAR
                                                            -------------------
                                                            1995   1994   1993
                                                            -----  -----  -----
Net sales.................................................. 100.0% 100.0% 100.0%
Cost of merchandise sold...................................  67.2   66.8   66.6
                                                            -----  -----  -----
Gross margin...............................................  32.8   33.2   33.4
Selling, general & administrative expenses.................  22.7   23.0   23.4
Depreciation and amortization..............................   1.7    1.7    1.8
Preopening expenses........................................    .6     .5     .4
Credit operations, non-recurring...........................    .7    --     --
                                                            -----  -----  -----
Operating income...........................................   7.1    8.0    7.8
Interest expense, net......................................    .7     .4     .4
                                                            -----  -----  -----
Income before income taxes.................................   6.4    7.6    7.4
Income taxes...............................................   2.6    3.2    3.1
                                                            -----  -----  -----
Income before extraordinary items..........................   3.8%   4.4%   4.3%
                                                            =====  =====  =====

  Gross Margin. The Company's gross margin has decreased from 33.4% in fiscal 1993 to 32.8% in fiscal 1995. This decrease is primarily attributable to a more competitive pricing strategy and the Company's response to a more promotional environment. A low-cost operating environment and continued focus on expense control allow the Company to profitably offer value to its customers.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses include all direct store expenses such as payroll, occupancy and store supplies and all costs associated with the Company's distribution centers, advertising and headquarters functions, but exclude depreciation and amortization. Although the total amount of selling, general, and administrative expenses increased from fiscal 1993 to fiscal 1995 due to the addition of new stores, such expenses decreased as a percent of net sales from 23.4% in fiscal 1993 to 22.7% in fiscal 1995. This decline reflects the leveraging of headquarters expenses as a result of the increased sales.

  Depreciation and Amortization. Although the total amount of depreciation and amortization increased from fiscal 1993 to fiscal 1995 due to the addition of new stores, the remodeling of existing stores and the opening of the distribution center in Findlay, Ohio, depreciation and amortization declined as a percentage of net sales from 1.8% in fiscal 1993 to 1.7% in fiscal 1995.

  Preopening Expenses. The Company incurred $10.7 million of preopening expenses associated with the opening of 22 stores in fiscal 1995, $8.2 million with the opening of 18 stores in fiscal 1994 and $5.4 million with the opening of 11 stores in fiscal 1993. These expenses relate to the costs associated with new store openings, including costs of hiring and training new employees, opening new charge accounts and advertising of the Kohl's name and retailing concept. The Company's recent experience is that, on average, preopening expenses for a new store are approximately $0.5 million.

  Credit Operations, Non-Recurring. In fiscal 1995, the Company terminated its agreement with CRS under which it sold its private label credit card receivables to CRS and established its own credit operations. In connection with this transaction, the Company incurred a one-time charge of $14.1 million which included contractual amounts due to CRS, establishment of an initial allowance for doubtful accounts for the receivables acquired and other costs related to the credit operation.

  Operating Income. Operating income increased $12.0 million, or 9.7%, in fiscal 1995 and increased $21.5 million, or 21.0%, in fiscal 1994 due to the factors described above. Excluding the $14.1 million non-recurring credit operations charge in fiscal 1995, operating income increased $26.1 million, or 21.0%, in fiscal 1995 compared to fiscal 1994.

  Interest Expense. Net interest expense increased $6.7 million to $13.1 million in fiscal 1995 and increased $0.7 million to $6.4 million in fiscal 1994. Of the increase in fiscal 1995, $2.0 million was due to interest associated with capital leases added in 1994 and 1995 and the remainder primarily to increased average borrowings and higher interest rates. Of the increase in fiscal 1994, $1.3 million was due to interest associated with capital leases added in 1994 and 1993 while higher interest rates were more than offset by lower average borrowings.

  Income Taxes. The Company's effective tax rate was 40.8% in fiscal 1995, 41.7% in fiscal 1994 and 42.4% in fiscal 1993. The overall decline in the effective tax rates in fiscal 1995 and fiscal 1994 was primarily due to the decrease in state income taxes, net of federal tax benefits and non-deductible goodwill amortization as a percentage of income before taxes.

  Extraordinary Item. In connection with the termination of certain of its existing credit facilities in January 1994, the Company wrote off unamortized deferred financing costs and incurred an extraordinary charge of $2.9 million ($1.8 million after tax).

Six Months Ended August 3, 1996

  Net sales increased $211.3 million, or 28.9%, to $943.2 million for the six months ended August 3, 1996 from $731.9 million for the six months ended July 29, 1995. Of the increase, $140.8 million is attributable to the inclusion of 22 new stores opened in 1995 (net of the sales of two underperforming stores closed in 1995) and ten new stores opened in 1996. The remaining $70.5 million is attributable to comparable stores sales growth of 11.4%.

  Due to a shift in the fiscal accounting calendar, the fiscal quarter ending dates are one week later this year than a year ago. On a calendar basis, matching the twenty-six weeks ended August 3, 1996 with the twenty-six weeks ended August 5, 1995, total sales increased 26.0% and comparable sales (excluding the discontinued electronics business) increased 9.3%.

  Gross margin for the six months ended August 3, 1996 was 33.2% compared to 33.6% in the six months ended July 29, 1995. This decrease is primarily attributable to clearance markdowns taken to eliminate the Company's electronics business. A low-cost operating environment and continued focus on expense control allows the Company to profitably offer value to its customers.

  Operating income for the six months ended August 3, 1996 increased $11.5 million or 25.9% over the six months ended July 29, 1995. This increase resulted primarily from the 28.9% increase in sales and the Company's ability to leverage its selling, general and administrative expenses as net sales increased. Selling, general and administrative expenses declined to 24.7% of net sales for the six months ended August 3, 1996 from 25.1% of net sales for the six months ended July 29, 1995.

  Costs associated with the opening of new stores are accumulated for the 6-8 weeks prior to opening and expensed over the two-week grand opening period. In the six months ended August 3, 1996, the Company expensed $3.8 million of preopening expenses associated with the opening of ten stores, with the balance of the preopening expense of two stores to be expensed in the three months ended November 2, 1996. The Company expensed $1.5 million of preopening expenses for three stores opened in the six months ended July 29, 1995.

  Net interest expense for the six months ended August 3, 1996 increased $2.1 million from the six months ended July 29, 1995. The increase was due to higher interest rates associated with the $100 million non-callable 6.7% unsecured senior notes issued in February 1996 and increased spending on capital and working capital requirements of new stores. The Company expects interest expense to continue to increase during the remainder of fiscal 1996 based on increased borrowings for new stores' capital and working capital requirements and higher interest rates.

  Net income for the six months ended August 3, 1996 increased 24.6% to $28.6 million or $.39 per share from $22.9 million or $.31 per share in the six months ended July 29, 1995.

SEASONALITY AND INFLATION

  The Company's business is seasonal, reflecting increased consumer buying in the "back-to-school" and Christmas selling seasons. The Company's net sales and income are also affected by the timing of new store openings. Inflation did not materially affect the Company's net income during the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary ongoing cash requirements are for inventory purchases, capital expenditures in connection with expansion and remodeling programs and preopening expenses. The Company's primary sources of funds for its business activities are cash flow from operations, borrowings under its revolving credit facility, sales of debt securities pursuant to the Company's shelf registration statement and short-term trade credit. Short-term trade credit, in the form of extended payment terms for inventory purchases or third-party factor financing, represents a significant source of financing for merchandise inventories. The Company's working capital and inventory levels typically build throughout the fall, peaking during the Christmas selling season.

  At August 3, 1996, the Company's merchandise inventories had increased $120.2 million over the February 3, 1996 balance and $89.3 million over the July 29, 1995 balance. These increases reflect the purchase of fall inventory as well as inventory for new stores. The Company's working capital increased to $226.3 million at August 3, 1996 from $175.4 million at February 3, 1996 and $168.6 million at July 29, 1995. The increase is due primarily to higher inventory levels offset in part by increased accounts payable. The Company expects working capital levels to continue to grow as new stores are opened.

  Cash provided by operating activities was $28.7 million for fiscal 1995, $95.5 million for fiscal 1994 and $63.0 million for fiscal 1993. Excluding changes in operating assets and liabilities, cash provided by operating activities was $119.8 million for fiscal 1995, $107.5 million for fiscal 1994 and $87.6 million for fiscal 1993.

  Cash provided from operating activities was $3.4 million for the six months ended August 3, 1996 compared to cash used of $38.4 million for the six months ended July 29, 1995. Excluding changes in operating assets and liabilities, cash provided by operating activities was $52.4 million for the six months ended August 3, 1996 compared to $48.8 million for the six months ended July 29, 1995.

  The Company's capital expenditures were $138.8 million (including $6.4 million of assets under capital leases) during fiscal 1995, $132.8 million (including $25.3 million of assets under capital leases) during fiscal 1994, and $64.8 million (including $6.0 million of assets under capital leases) during fiscal 1993. The increase in expenditures from fiscal 1994 to fiscal 1995 is attributable to the opening of more new stores, of which 8 new stores are owned in fiscal 1995 compared with 3 new owned stores in fiscal 1994, offset by the completion of the distribution center in Findlay, Ohio in 1994. The increase in expenditures from fiscal 1993 to fiscal 1994 is attributable to the opening of more new stores, the completion of the distribution center in Findlay, Ohio and the Company's store remodeling program.

  Capital expenditures for the six months ended August 3, 1996 were $84.1 million (no additional assets under capital lease) compared to $59.0 million (including $6.4 million of assets under capital leases) for the same period a year ago. The increase in expenditures in 1996 is primarily attributable to the opening of ten new stores for the six months ended August 3, 1996 compared to three new stores for the six months ended July 29, 1995 and the relocation of the Company's corporate headquarters within Menomonee Falls in July 1996 to an owned facility.

  Total capital expenditures for fiscal 1996 are currently expected to be approximately $200.0 million (excluding assets under capital leases). This estimate includes the cost of construction of the Company's corporate headquarters, expenditures related to the initial construction of the Winchester, Virginia distribution center and expenditures related to stores that will be opened in the spring of 1997 in the Philadelphia and Washington, D.C. markets. The actual amount of the Company's future annual capital expenditures will depend primarily on the number of new stores opened, whether such stores are owned or leased by the Company and the number of existing stores remodeled or refurbished.

  The Company's long-term debt increased from $187.7 million at February 3, 1996 to $269.5 million at August 3, 1996. On February 6, 1996 the Company issued $100 million non-callable 6.70% unsecured senior notes under the Company's $250 million shelf registration statement. The proceeds were used to paydown borrowings under its $200 million unsecured revolving credit facility and will support future Company growth. The notes mature on February 1, 2006.

  The Company plans to open 22 stores in fiscal 1996 (17 of which have already been opened) and 25 to 30 stores in fiscal 1997. The total cash outlay required for a newly constructed leased store, including capital expenditures, preopening expenses and net working capital, is approximately $4.5 million. The additional cash outlay required for new owned stores will vary depending upon land and sitework costs, but is expected to be approximately $6.5 million per location. The Company does not anticipate that its planned expansion will be limited by any restrictive covenants in its financing agreements.

  Effective September 1, 1995, the Company terminated its agreement with CRS under which it sold its private label credit card receivables to CRS and established its own credit operation. Concurrent with this transaction, the Company entered into a one year agreement with a bank, renewable at the Company's request and bank's option, under which it periodically sells, generally with recourse, an undivided interest in a revolving pool of its private label credit card receivables up to a maximum of $200 million. The agreement currently expires on May 31, 1997. The cost of the accounts receivable financing program is based upon the bank's A-1/P-1 commercial paper rate plus certain fees. The agreement contains certain covenants which are similar to those contained in the Company's credit facilities. At August 3, 1996, a $169 million interest had been sold under this agreement and is reflected as a reduction of accounts receivable in the Company's consolidated balance sheet. The Company maintains an allowance for doubtful accounts, including an amount for the undivided interest in receivables sold, based upon management's estimates of the Company's risk of credit loss.

  The Internal Revenue Service (the "IRS") is currently auditing the Company's federal income tax returns for fiscal years ended August 1986, 1987 and 1988. In January 1994, the IRS proposed approximately $20 million of tax consisting primarily of an adjustment to the LIFO inventory method used by the Company. The impact of the proposed adjustments before interest had previously been reflected in the Company's deferred income tax accounts. The Company is contesting the proposed adjustments vigorously within the administrative appeals process of the IRS and has reached a tentative resolution of the matter which, if finalized, would not have a material adverse impact on the Company's results of operations or liquidity.

  The Company anticipates that it will be able to satisfy its current operating needs, planned capital expenditures and debt service requirements with proceeds from the sale of the Notes, current working capital, cash flows from operations, seasonal borrowings under its revolving credit facility, short-term trade credit and other lending facilities.

                                    BUSINESS

  The Company currently operates 145 family oriented, specialty department stores primarily in the Midwest that feature quality, national brand merchandise which provides exceptional value to customers. The Company's stores sell moderately priced apparel, shoes, accessories, soft home products and housewares targeted to middle-income customers shopping for their families and homes. Kohl's stores have fewer departments than traditional, full-line department stores, but offer customers dominant assortments of merchandise displayed in complete selections of styles, colors and sizes. Central to the Company's pricing strategy and overall profitability is a culture focused on maintaining a low cost structure. Critical elements of this low cost structure are the Company's unique store format, lean staffing levels, sophisticated management information systems and operating efficiencies resulting from centralized buying, advertising and distribution.

EXPANSION

  Since 1986, the Company has expanded from 40 stores to the current total of 145 stores both by acquiring and converting pre-existing stores and by opening new stores. Management believes there is substantial opportunity for further growth and intends to open an additional 5 stores in fiscal 1996. The Company plans to open an additional 25 to 30 stores in fiscal 1997.

  As demonstrated in the table below, Kohl's expansion strategy is to open additional stores in existing markets, where it can leverage advertising, purchasing, transportation and other regional overhead expenses; in contiguous markets, where it can extend regional operating efficiencies; and in new markets which offer similar opportunity to successfully implement the Kohl's retailing strategy.

                                STORE EXPANSION

                                                                        ANNOUNCED
                                  FISCAL FISCAL FISCAL FISCAL    FISCAL  FISCAL
                                   1992   1993   1994   1995      1995    1996
                                  ------ ------ ------ ------    ------ ---------
MARKET AREA                       TOTAL   NEW    NEW    NEW      TOTAL     NEW
-----------                       ------ ------ ------ ------    ------ ---------
Chicago, IL......................   16      5      2      1        24        1
Milwaukee, WI....................   11             1               12
Minneapolis/St. Paul, MN.........    6             2      2        10        1
Detroit, MI......................   10                   (2)(a)     8
Indianapolis, IN.................    6                              6
Columbus, OH.....................    5      1                       6
Cincinnati, OH...................                  3      2         5
Cleveland, OH....................                         4         4        3
Dayton, OH.......................                  3                3
Madison, WI......................    2             1                3
Kansas City, KS, MO..............                         3         3        1
Charlotte, NC....................                                            3
Other............................   23      5      6     10        44       13
                                   ---    ---    ---    ---       ---      ---
    Total........................   79     11     18     20       128       22
                                   ===    ===    ===    ===       ===      ===

--------
(a) The Company closed two underperforming stores.

  Kohl's retailing strategy has proven to be readily transferable to new markets. For example, Kohl's has successfully opened new stores in small markets such as Holland, Michigan; intermediate markets such as Dayton, Ohio; and large markets such as Chicago, Illinois. In addition, Kohl's has been successful in retailing formats such as strip shopping centers, community and regional malls and free-standing stores. Management believes the transferability of the Kohl's retailing strategy, the Company's experience in acquiring and converting pre-existing stores and in opening new stores, and the Company's substantial investment in management information systems, centralized distribution and headquarters functions provide a solid foundation for further expansion.

  In determining where to open new stores, the Company evaluates: demographic information, the availability of prime real estate locations, existing and potential competitors, and the potential impact on existing stores. In addition, the Company develops pro forma projections that take into account the economies of scale available in advertising, distribution and regional expenses.

MERCHANDISING

  Kohl's stores feature moderately priced, department store national brands which provide exceptional value to customers. Kohl's merchandise is targeted to appeal to middle-income customers shopping for their families and homes. All of the Company's stores carry a consistent merchandise assortment. The Company's stores emphasize apparel and shoes for children, women and men, soft home products, such as towels, sheets and pillows, and housewares. In spring of 1996, the Company phased out its electronics business, which is included in Hardlines in the table below. This business was 2.1% of the total net sales in fiscal 1995, 3.3% in fiscal 1994 and 4.2% in fiscal 1993. The Company's merchandise mix is reflected by the following table:

                                MERCHANDISE MIX
                            (PERCENT OF NET SALES)

                                                                  FISCAL YEAR
                                                               -----------------
                                                               1995  1994  1993
                                                               ----- ----- -----
      Apparel................................................. 58.2% 57.0% 56.2%
      Accessories/Shoes....................................... 19.2% 19.3% 19.5%
      Soft Home/Housewares.................................... 12.5% 12.7% 12.1%
      Hardlines............................................... 10.1% 11.0% 12.2%

DISTRIBUTION

  The Company receives 99% of its merchandise at two distribution centers, with the balance delivered directly to the stores by vendors or their distributors. The distribution centers ship merchandise to each store by contract carrier several times a week. The two existing facilities are capable of supporting up to 200 store locations.

  The Menomonee Falls, Wisconsin distribution center opened in 1981. In 1992, the Company expanded the distribution center from 360,000 to 500,000 square feet. The facility services the Company's stores in Illinois, Wisconsin, Minnesota, Nebraska, South Dakota, North Dakota, Missouri, Kansas and Iowa.

  The Company opened its second distribution center in August 1994. This 650,000 square foot facility, located in Findlay, Ohio, services the Company's stores in Michigan, Ohio, Pennsylvania, Kentucky, North Carolina and Indiana.

  To support its expansion plans, the Company is currently constructing a third distribution center which is scheduled to open in mid-1997. This 350,000 square foot facility will be located in Winchester, Virginia and will service the mid-Atlantic states.

EMPLOYEES

  As of August 31, 1996, the Company had approximately 21,400 employees, including approximately 6,800 full-time and approximately 14,600 part-time associates. The number of associates varies during the year, peaking during the "back-to-school" and Christmas holiday seasons. None of the Company's associates is represented by a collective bargaining unit. The Company believes its relations with its associates are very good.

COMPETITION

  The retail industry is highly competitive. Management considers quality, value, merchandise mix, service and convenience to be the most significant competitive factors in the industry. The Company's primary competitors are traditional department stores, up-scale mass merchandisers and specialty stores. The Company's specific competitors vary from market to market.

TRADEMARKS AND SERVICE MARKS

  The name "Kohl's", written in its distinctive block style, is a registered service mark of the Company, and the Company considers this mark and the accompanying name recognition to be valuable to its business. The Company has approximately 35 additional trademarks, trade names and service marks, most of which are used in its private label program.

PROPERTIES

  As of October 1, 1996, the Company operated 145 stores in 15 states. The Company owned 33 stores, owned 22 stores with ground leases and leased 90 stores under operating leases. The typical lease has an initial term of between 15 and 20 years, with 2 to 6 renewal periods of 5 to 10 years each, exercisable at the Company's option. The typical ground lease has an initial term of between 15 and 25 years, with 2 to 6 renewal periods of 5 to 10 years each, exercisable at the Company's option.

  Substantially all of the Company's leases provide for a minimum annual rent that is fixed or adjusts to set levels during the lease term, including renewals. Approximately half of the leases provide for additional rent based on a percentage of sales to be paid when designated sales levels are achieved. At October 1, 1996, the average minimum annual rent of the 90 leased stores was $5.62 per square foot, and the average minimum annual rent of the 22 stores operated under ground leases was $2.24 per square foot.

  The Company's stores are located in strip shopping centers (79), community and regional malls (43), and as free standing units (23). Of the Company's stores, 124 are one story facilities and 21 are two story facilities.

                                                                    NUMBER OF
                                                                    STORES AT
                                                                 OCTOBER 1, 1996
                                                                 ---------------
      Illinois..................................................        30
      Wisconsin.................................................        28
      Ohio......................................................        27
      Michigan..................................................        14
      Indiana...................................................        12
      Minnesota.................................................        12
      Kansas....................................................         5
      Iowa......................................................         4
      Missouri..................................................         3
      North Carolina............................................         3
      Kentucky..................................................         2
      Pennsylvania..............................................         2
      Nebraska..................................................         1
      North Dakota..............................................         1
      South Dakota..............................................         1
                                                                       ---
          Total.................................................       145
                                                                       ===

  The Company owns distribution centers in Menomonee Falls, Wisconsin and in Findlay, Ohio and owns its corporate headquarters in Menomonee Falls.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Securities") supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

  The Company is offering $100,000,000 aggregate principal amount of the Notes pursuant hereto. The Notes will be direct, unsecured obligations of the Company. The indebtedness represented by the Notes will rank pari passu with the Company's guarantees of the obligations of Kohl's Department Stores, Inc. both under the revolving bank credit facility and $60 million of unsecured senior notes and senior to all indebtedness of the Company that by its terms is subordinated in right of payment. The Company currently has no such subordinated indebtedness.

  The Notes will mature on October 15, 2011. The Notes will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund. The Notes will bear interest from October 15, 1996 at the rate set forth on the cover page of this Prospectus Supplement, payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 1997. Interest on the Notes will be payable to the persons in whose names the Notes are registered at the close of business on the preceding March 31 and September 30, respectively. The Notes will be issued in fully registered form only, in denominations of $1,000 and multiples thereof.

  The Notes will be subject to legal defeasance and covenant defeasance as described under the caption "Description of Debt Securities--Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying Prospectus.

BOOK-ENTRY SYSTEM

  Upon issuance, all Notes will be represented by a fully registered Global Note which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York and registered in the name of the Depositary's nominee. Except as provided in the Prospectus, owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof for any purpose under the Indenture.

  The Depositary has advised the Company that it is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by a Global Note, all payments of principal and interest will be made by the Company in immediately available funds.

  The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Notes set forth opposite the names of such Underwriters below:

                                                                    PRINCIPAL
                                                                      AMOUNT
      NAME                                                           OF NOTES
      ----                                                         ------------
      Morgan Stanley & Co. Incorporated........................... $ 33,340,000
      William Blair & Company.....................................   33,330,000
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.......................................   33,330,000
                                                                   ------------
          Total................................................... $100,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes offered hereby if any are taken.

  The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .45% of the principal amount of the Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Mr. Frank V. Sica, a director of the Company, is a Managing Director in the Merchant Banking Division of Morgan Stanley & Co. Incorporated, which has from time to time performed investment banking and other services for the Company.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Notes will be passed upon for the Company by Godfrey & Kahn, S.C., Milwaukee, Wisconsin and for the Underwriters by Shearman & Sterling, New York, New York. Mr. Peter M. Sommerhauser is a shareholder of Godfrey & Kahn, S.C. and a director of the Company.

PROSPECTUS

                              KOHL'S CORPORATION

                                DEBT SECURITIES

                               ----------------

  Kohl's Corporation (the "Company") intends to issue from time to time in one or more series its unsecured and unsubordinated debt securities (the "Debt Securities"), consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness, at an aggregate initial offering price not to exceed $250,000,000, or the equivalent thereof if Debt Securities are denominated in one or more foreign currencies or foreign currency units, at prices and on terms to be determined at or prior to the time of sale.

  Specific terms of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), together with the terms of the offering of the Offered Securities, the initial offering price and the net proceeds to the Company from the sale thereof.

  The accompanying Prospectus Supplement will also contain information, where applicable, as to any listing on a securities exchange or quotation of the Offered Securities.

  The Offered Securities may be sold through underwriters, dealers or agents or may be sold directly to purchasers. If any underwriters, dealers or agents are involved in the sale of any Offered Securities, their names and any applicable fee, commission or discount arrangements will be set forth in the accompanying Prospectus Supplement. The net proceeds to the Company of the sale of Offered Securities will be the purchase price of such Offered Securities less attributable issuance expenses, including underwriters', dealers' or agents' compensation arrangements. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.

  This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES AND  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMIS-
       SION PASSED  UPON THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

January 26, 1996

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES HEREBY OR THEREBY OFFERED IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE OR, IN THE CASE OF INFORMATION INCORPORATED HEREIN OR THEREIN BY REFERENCE, THE DATE OF FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information can be inspected and copied at the public reference facility referenced above and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Such reports, proxy statements and other information concerning the Company can also be inspected and copied at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange the Company's Common Stock is traded.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Debt Securities, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. Annual Report on Form 10-K for the fiscal year ended January 28, 1995;
  and

    2. Quarterly Reports on Form 10-Q for the fiscal quarters ended April 29, 1995, July 29, 1995 and October 28, 1995.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person to whom this Prospectus has been delivered, on written or oral request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into such documents) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be addressed to Secretary, Kohl's Corporation, N54 W13600 Woodale Drive, Menomonee Falls, Wisconsin 53051, telephone number (414) 783-5800.

                                  THE COMPANY

  The Company operates family oriented, specialty department stores primarily in the Midwest that feature quality, national brand merchandise priced to provide exceptional value to customers. The Company's stores sell moderately priced apparel, shoes, accessories, soft home products and housewares targeted to middle-income customers shopping for their families and homes. The Company's stores have fewer departments than traditional, full-line department stores, but offer customers dominant assortments of merchandise displayed in complete selections of styles, colors and sizes. Central to the Company's pricing strategy and overall profitability is a culture focused on maintaining a low cost structure. Critical elements of this low cost structure are the Company's unique store format, lean staffing levels, sophisticated management information systems and operating efficiencies resulting from centralized buying, advertising and distribution.

  The Company's principal executive offices are located at N54 W13600 Woodale Drive, Menomonee Falls, Wisconsin 53051, and its telephone number is (414) 783-5800.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Offered Securities will be used as set forth in the applicable Prospectus Supplement.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                                           FISCAL YEAR ENDED (1)
                        -----------------------------------------------------------
NINE MONTHS (39 WEEKS)  JANUARY 28, JANUARY 29, JANUARY 30, FEBRUARY 1, JANUARY 26,
ENDED OCTOBER 28, 1995     1995        1994        1993        1992        1991
----------------------  ----------- ----------- ----------- ----------- -----------
       3.26(2)             6.91        6.97        3.33        2.08        1.60

--------
(1) All years are 52 week years, except for the year ended February 1, 1992, which had 53 weeks.
(2) Excludes the fourth quarter, which is historically the Company's most profitable quarter.

  For purposes of computing the above ratios of earnings to fixed charges, earnings consist of consolidated income from operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist of interest (expensed or capitalized), the interest portion of rental expense and the amortization of deferred financing costs.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities offered hereby are to be issued under an Indenture, dated as of December 1, 1995 (the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"). The following provides a summary of the material provisions of the Indenture, a copy of which was filed as an exhibit to the Registration Statement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definition therein of certain terms.

GENERAL

  The Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. Substantially all of the assets of the Company are owned by its subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

  The Indenture does not limit the aggregate principal amount of the Debt Securities or of any particular series of Offered Securities and provides that Debt Securities may be issued thereunder from time to time in one or more series. All Debt Securities of any series need not be issued at the same time or bear interest at the same rate or mature on the same date.

  The Prospectus Supplement will set forth the initial offering price, the aggregate principal amount and the following terms of the Debt Securities in respect of which this Prospectus is delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the date or dates on which principal on such Debt Securities will be payable; (4) the rate or rates and, if applicable, the method used to determine the rate, including any commodity, commodity index, stock exchange index or financial index, at which such Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the dates on which such interest shall be payable and the record date for the interest payable on any interest payment date; (5) the place or places where principal of, premium, if any, and interest on such Debt Securities will be payable; (6) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed; (7) the obligation, if any, of the Company to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof; (8) the denominations of such Debt Securities, if other than denominations of $1,000 and any integral multiple thereof; (9) the portion of principal amount of such Debt Securities that shall be payable upon acceleration, if other than the principal amount thereof; (10) the currency of denomination of such Debt Securities; (11) the designation of the currency or currencies in which payment of principal of and interest on such Debt Securities will be made;
(12) the manner in which the amounts of payment of principal and premium, if any, or interest on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index; (13) if payments of principal of, premium, if any, or interest on the Debt Securities are to be made in currency other than the denominated currency, the manner in which the exchange rate with respect to such payments will be determined; (14) the forms of the Debt Securities in bearer or fully registered form and, if in fully registered form, whether the Debt Securities are to be issued in whole or in part in the form of one or more Global Notes; (15) the terms, if any, on which such Debt Securities may be converted into or exchanged for stock or other securities of the Company or other entities, any specific terms relating to the adjustment thereof and the period during which such Debt Securities may be so converted or exchanged;
(16) any other terms of such Debt Securities, including, without limitation, any other events of default or covenants with respect to Debt Securities of such series, which other terms will not be inconsistent with the provisions of the Indenture; and (17) any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities other than those originally appointed.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, principal of and any premium and interest on the Offered Securities will be payable, and the Offered Securities will be exchangeable and transfers thereof will be registrable, at the corporate trust office of the Trustee, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security register. Unless otherwise indicated in the Prospectus Supplement relating thereto, payment of any interest due on any Offered Security will be made to the Person in whose name such Offered Security is registered at the close of business on the regular record date for such interest. (Sections 2.5 and 2.14)

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof, and no service charge will be made for any transfer or exchange of such Offered Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 2.1, 2.3 and 2.8)

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating to any such Original Issue Discount Securities.

GLOBAL NOTES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with or on behalf of a depositary located in the United States (a "Depositary") identified in the Prospectus Supplement relating to such series.

  The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements:

  Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Note to be deposited with or on behalf of a Depositary will be represented by a Global Note registered in the name of such Depositary or its nominee. Upon the issuance of a Global
Note in registered form, the Depositary for such Global Note will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Note to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters, dealers or agents participating in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Notes will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Note. Ownership of beneficial interests in Global Notes by persons that hold through participants will be effected only through records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own or transfer beneficial interests in a Global Note.

  So long as the Depositary for a Global Note, or its nominee, is the registered owner of such Global Note, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Note will not be entitled to have Debt Securities of the series represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary for such Global Note and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if it requests any action of holders or if any owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Global Note would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Payment of principal of, premium, if any, and any interest on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Note representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or Security Registrar for such Debt Securities or any other agent of the Company or Trustee will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in a Global Note for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium, or interest in respect of a permanent Global Note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

  A Global Note may not be transferred except as a whole by the Depositary for such Global Note to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or other nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by the Company within ninety days, or if there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Debt Securities, then the Company will issue Debt Securities in definitive registered form in exchange for the Global Note or Notes representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue Debt Securities in definitive registered form in exchange for all the

Global Notes representing such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Note equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. It is expected that instructions for registering the Debt Securities in definitive form would be based upon directions received from the Depositary with respect to ownership of the beneficial interests in the Global Note.

CERTAIN COVENANTS OF THE COMPANY

  Restrictions on Liens. The Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness secured by any Mortgage upon any Operating Property or Operating Asset of the Company or any Restricted Subsidiary, whether such assets are now owned or hereafter acquired, without in any such case effectively providing that the Debt Securities (together with, if the Company shall so determine, any other Indebtedness ranking equally with the Debt Securities) shall be secured at least equally and ratably with such Indebtedness except that the foregoing restrictions shall not apply to:

    (i) (A) the giving, simultaneously with or within 180 days after the latest of (1) the acquisition or completion of construction or completion of substantial reconstruction, renovation, remodeling, expansion or improvement (each, a "substantial improvement") of such property, or (2) the placing in operation of such property after the acquisition or completion of any such construction or substantial improvement, of a purchase money Mortgage on such property (including security for inventory financing in the ordinary course of business and vendors' rights under purchase contracts under an agreement whereby title is retained for the purpose of securing the purchase price thereof), or (B) the acquiring of property not theretofore owned by the Company or such Restricted Subsidiary subject to any then existing Mortgage securing Indebtedness (whether or not assumed), including in each case Indebtedness incurred for reimbursement of funds previously expended for any such purpose, provided, however, that in each case (y) such Mortgage is limited to any or all of (i) such acquired or constructed property or substantial improvement (including accretions thereto), (ii) the real property on which any construction or substantial improvement occurs, or (iii) with respect to distribution centers, any equipment used directly in the operation of, or the business conducted on, the real property on which any construction or substantial improvement occurs, and (z) the total amount of the Indebtedness secured by such Mortgage, together with all other Indebtedness to persons other than the Company or a Restricted Subsidiary secured by Mortgages on such property, shall not exceed the lesser of (i) the total costs of such Mortgaged property, including any such construction or substantial improvement, to the Company or a Restricted Subsidiary, or (ii) the fair market value thereof immediately following the acquisition, construction or substantial improvement thereof by the Company or a Restricted Subsidiary;

    (ii) the giving by the Company or a Restricted Subsidiary of a Mortgage on real property or, with respect to distribution centers, on equipment used directly in the operation of, or the business conducted on, such Mortgaged real property, which is the sole security for Indebtedness (w) incurred within three years after the latest of (1) the date of issuance of the first series of Debt Securities under the Indenture, (2) the acquisition of the real property or (3) the completion of construction or substantial improvement on such real property, (x) incurred for the purpose of reimbursing itself for the cost of acquisition and/or the cost of improvement of such real property and equipment, (y) the amount of which does not exceed the lesser of the aggregate cost of such real property, improvements and equipment or the fair market value thereof, and (z) the holder of which shall be entitled to enforce payment of such Indebtedness solely by resorting to the security therefor, without any liability on the part of the Company or such Restricted Subsidiary for any deficiency;

    (iii) Mortgages (1) existing on the date of the Indenture, (2) on assets of a Restricted Subsidiary existing on the date it became a Subsidiary or
  (3) on the assets of a Subsidiary that is newly designated as a Restricted Subsidiary if any such Mortgage would have been permitted under the provisions of this paragraph if such Mortgage was created while such Subsidiary was a Restricted Subsidiary;

    (iv) Mortgages in favor of the Company or a Restricted Subsidiary;

    (v) Mortgages securing only the Indebtedness issued under the Indenture;
  and

    (vi) Mortgages to secure Indebtedness incurred to extend, renew, refinance or replace Indebtedness secured by any Mortgages referred to in the foregoing clauses (i) to (v), provided that the principal amount of the extended, renewed, refinanced or replaced Indebtedness does not exceed the principal amount of Indebtedness so extended, renewed, refinanced or replaced, plus transaction costs and fees, and that any such Mortgage applies only to the same property or assets subject to the prior permitted Mortgage (and, in the case of real property, improvements). (Section 4.5) At December 30, 1995, KDS had approximately $1.3 million of Indebtedness secured by a Mortgage on an Operating Property.

  Restrictions on Sale and Leaseback Transactions. Without equally and ratably securing the Debt Securities (together with, if the Company shall so determine, any other Indebtedness ranking equally with the Debt Securities), the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Operating Property or Operating Asset that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person with the intention of taking back a lease of such property (a "Sale and Leaseback Transaction") unless the terms of such sale or transfer have been determined by the Company's Board of Directors to be fair and arms'-length and (i) within 180 days after the receipt of the proceeds of such sale or transfer, the Company or any Restricted Subsidiary applies an amount equal to the greater of the net proceeds of such sale or transfer or the fair value of such Operating Property or Operating Asset at the time of such sale or transfer to the prepayment or retirement (other than any mandatory prepayment or retirement) of Senior Funded Debt of the Company or a Restricted Subsidiary or (ii) the Company or such Restricted Subsidiary would be entitled, at the effective date of such sale or transfer, to incur Indebtedness secured by a Mortgage on such Operating Property or Operating Assets, in an amount at least equal to the Attributable Debt in respect thereof, without equally and ratably securing the Debt Securities pursuant to the "Restrictions on Liens" described above. The foregoing restriction will not apply to (w) any Sale and Leaseback Transaction for a term of not more than three years including renewals, (x) any Sale and Leaseback Transaction with respect to Operating Property (and, with respect to distribution centers, equipment used directly in the operation of, or the business conducted on, such Operating Property) if a binding commitment with respect thereto is entered into within three years after the latest of (1) the date of issuance of the first series of Debt Securities under the Indenture or (2) the date such Operating Property was acquired (as the term "acquired" is used in the definition of Operating Property), (y) any Sale and Leaseback Transaction with respect to Operating Assets if a binding commitment with respect thereto is entered into within 180 days after the later of the date such property was acquired and, if applicable, the date such property was first placed in operation, or (z) any Sale and Leaseback Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries provided that the lessor shall be the Company or a Wholly Owned Restricted Subsidiary. (Section 4.6)

  Exempted Debt. Notwithstanding the restrictions in the Indenture on (i) Mortgages and (ii) Sale and Leaseback Transactions, the Company or its Restricted Subsidiaries may, in addition to amounts permitted under such restrictions, issue, assume or guaranty Indebtedness secured by Mortgages, or enter into Sale and Leaseback Transactions, provided that, after giving effect thereto, the aggregate outstanding amount of all such Indebtedness secured by Mortgages plus Attributable Debt resulting from such Sale and Leaseback Transactions (collectively, the "Exempted Debt") does not exceed 15% of Consolidated Net Tangible Assets. (Sections 4.5 and 4.6)

  No Special Protection in the Event of a Highly Leveraged Transaction. Unless otherwise indicated in the Prospectus Supplement relating thereto, the terms of the Offered Debt Securities will not afford the holders special protection in the event of a highly leveraged transaction.

CERTAIN DEFINITIONS

  Set forth below are certain significant terms which are defined in Section
1.1 of the Indenture:

  "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the imputed rate of interest of such transaction determined in accordance with generally accepted accounting principles) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease for any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

  "Capitalized Lease Obligations" means obligations created pursuant to leases which are required to be shown on the liability side of a balance sheet in accordance with generally accepted accounting principles.

  "Consolidated Net Tangible Assets" means the total amount of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) which under generally accepted accounting principles would be included on a balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom (i) all liability items except Funded Debt, Capitalized Lease Obligations, stockholders' equity and reserves for deferred income taxes, (ii) all goodwill, trade names, trademarks, patents, favorable lease rights, unamortized debt discount and expense and other like intangibles (other than leasehold costs and investments in so-called safe harbor leases), which in each such case would be so included on such balance sheet, net of accumulated amortization, and (iii) all amounts which would be so included on such balance sheet in respect of Investments (less applicable reserves) in Unrestricted Subsidiaries in excess of the amount of such Investments at November 25, 1995. At November 25, 1995, the amount of Investments in Unrestricted Subsidiaries totaled approximately $74.3 million.

  "Funded Debt" means Indebtedness which matures more than one year from the date of computation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date; provided, however, that Funded Debt shall not include (i) obligations created pursuant to leases, (ii) any Indebtedness or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such Indebtedness shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or (iii) any Indebtedness for the payment or redemption of which money in the necessary amount shall have deposited in trust either at or before the maturity date thereof.

  "Indebtedness" of any person means indebtedness for borrowed money and indebtedness under purchase money mortgages or other purchase money liens or conditional sales or similar title retention agreements, in each case where such indebtedness has been created, incurred, or assumed by such person to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles, guarantees by such person of such indebtedness, and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness.

  "Investment" means and includes any investment in stock, evidences of Indebtedness, loans or advances, however made or acquired, but shall not include accounts receivable of the Company or of any Restricted Subsidiary arising from transactions in the ordinary course of business, or any evidences of Indebtedness, loans or advances made in connection with the sale to any Subsidiary of accounts receivable of the Company or any Restricted Subsidiary arising from transactions in the ordinary course of business of the Company or any Restricted Subsidiary.

  "KDS" means Kohl's Department Stores, Inc., a Delaware corporation.

  "Mortgage" means any mortgage, security interest, pledge, lien or other encumbrance.

  "Operating Assets" means all merchandise inventories, furniture and equipment (including all transportation and warehousing equipment, store racks and showcases but excluding office equipment and data processing equipment) owned by the Company or a Restricted Subsidiary.

  "Operating Property" means all real property and improvements thereon owned by the Company or a Restricted Subsidiary and constituting, without limitation, any store, warehouse, service center or distribution center wherever located; provided that such term shall not include any store, warehouse, service center or distribution center which the Company's Board of Directors declares by resolution not to be of material importance to the business of the Company and its Restricted Subsidiaries. Operating Property is treated as having been "acquired" on the day the Operating Property is placed in operation by the Company or a Restricted Subsidiary after the later of (a) its acquisition from a third party, including an Unrestricted Subsidiary, (b) completion of its original construction or (c) completion of its substantial reconstruction, renovation, remodeling, expansion or improvement (whether or not constituting an Operating Property prior to such reconstruction, renovation, remodeling, expansion or improvement).

  "Restricted Subsidiary" means KDS and any other Subsidiary so designated by the Board of Directors or duly authorized officers of the Company in accordance with the Indenture provided that (a) the Board of Directors or duly authorized officers of the Company may, subject to certain limitations, designate any Unrestricted Subsidiary as a Restricted Subsidiary and any Restricted Subsidiary (other than KDS) as an Unrestricted Subsidiary and (b) any Subsidiary of which the majority of the voting stock is owned directly or indirectly by one or more Unrestricted Subsidiaries shall be an Unrestricted Subsidiary. As of January 17, 1996, KDS was the only Restricted Subsidiary.

  "Senior Funded Debt" means all Funded Debt of the Company or any person (except Funded Debt, the payment of which is subordinated to the payment of the Debt Securities).

  "Subsidiary" means any corporation of which at least a majority of the outstanding stock having voting power under ordinary circumstances to elect a majority of the board of directors of said corporation or business entity is at the time owned or controlled by the Company, or by the Company and one or more Subsidiaries, or by any one or more Subsidiaries.

  "Unrestricted Subsidiary" means any Subsidiary other than a Restricted Subsidiary.

MERGER AND CONSOLIDATION

  The Indenture provides that the Company may, without the consent of the Holders of the Debt Securities, consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case (i) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture the Company's obligations under the Indenture and the Debt Securities, (ii) immediately after such transaction, no Event of Default shall have happened and be continuing, and (iii) if, as a result of any such merger, consolidation, or such conveyance, transfer or lease an Operating Property of the Company would become subject to a Mortgage which would not be permitted under "Restrictions on Liens" described above, the Debt Securities would be secured, equally and ratably with (or prior to) all Indebtedness so secured. Upon compliance with these provisions by a successor corporation, the Company (except in the case of a lease) would be relieved of its obligations under the Indenture and the Debt Securities. (Sections 5.1 and 5.2)

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in payment of any interest on any Debt Security of that series when due and payable, continued for 30 days; (b) default in payment of all or any part of principal of or premium, if any, on any Debt Security of that series at its maturity; (c) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of that series; (d) default in the performance or breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Indenture specifically dealt with or which has been included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) acceleration of any Indebtedness, having an aggregate minimum principal amount of $25 million, for money borrowed by the Company under the terms of the instrument under which such Indebtedness is issued or secured, if such acceleration is not discharged within 10 days after written notice as provided in the Indenture;
(f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture (except as to such events in bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. (Section 6.1)

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that Series may, by a notice in writing to the Company (and to the Trustee if given by Holders), declare to be due and payable immediately the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series. However, at any time after such a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, with respect to Debt Securities of that series have been cured or waived as provided in the Indenture. (Section 6.2) For information as to waiver of defaults, see "Modification and Waiver" herein. Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or discretion of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security and indemnity. (Section 7.1) Subject to such provisions for security and indemnification of the Trustee and certain other rights of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 6.12)

  No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable security and indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 6.7) Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of (and premium, if any) and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 6.8)

  The Indenture requires the Company to furnish to the Trustee annually a statement as to compliance with the Indenture. (Section 4.8) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any default (except in payment of principal, any premium, interest or any sinking fund payments) with respect to Debt Securities of such series if it considers it in the interest of the Holders of Debt Securities of such series to do so. (Section 7.5)

MODIFICATION AND WAIVER

  Modification and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or the premium (if any) or any interest on, any Debt Security or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration, (c) change the place or currency of payment of principal of, or premium (if any) or interest on, any Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after the stated maturity date, or (e) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Sections 9.2 and 9.3)

  The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 9.2) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the Indenture with respect to that series except a default in the payment of the principal of (or premium, if any) or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 6.13)

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

  Defeasance and Discharge. The Indenture provides that unless otherwise provided by the terms of the applicable series of Debt Securities the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined), which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in the federal income tax law, in each case to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and such discharge will not be applicable to any Debt Securities of such series then listed on the New York Stock Exchange or any other securities exchange if such deposit would cause said Debt Securities to be delisted as a result thereof. (Section 8.3)

  Defeasance of Certain Covenants. The Indenture provides that unless otherwise provided by the terms of the applicable series of Debt Securities,
(i) the Company may omit to comply with certain restrictive covenants described in Sections 4.2 through 4.8 and Section 5.1 of the Indenture, including the restrictive covenants described under the caption "Certain Covenants of the Company" and (ii) cross accelerations constituting an Event of Default under Section 6.1(5) of the Indenture shall be inapplicable to such series. The Company, in order to exercise such option, will be required to deposit irrevocably with the Trustee money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay principal (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the Terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred. (Section 8.4)

  Defeasance and Events of Default. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

CONCERNING THE TRUSTEE

  The Bank of New York is the Trustee under the Indenture. The Bank of New York maintains normal banking relations with the Company, including participating in and acting as Administrative Agent under the Company's revolving credit agreement.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities to or through underwriters, dealers, or agents, and also may sell the Offered Securities to one or more other purchasers or through a combination of any such methods of sale.

  The Prospectus Supplement with respect to the Offered Securities sets forth the terms of the offering (and, in certain circumstances, any reoffering), including the name or names of any underwriters, agents or other purchasers, the purchase price in respect of the Offered Securities, the proceeds to the Company, any initial public offering price, any discounts, commissions and other items constituting compensation from the Company and any discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers.

  The distribution of the Offered Securities may be effected by one or more agents, broker-dealers, underwriters or other purchasers from time to time in one or more transactions in the over-the counter market, in negotiated transactions, or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of any agent, broker-dealer, underwriter or other purchaser to purchase Offered Securities will be subject to satisfaction of certain conditions, and such underwriters will be obligated to purchase all such Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. The Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company may authorize underwriters, dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase from the Company at the offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Agents and underwriters may from time to time purchase and sell the Offered Securities in the secondary market, but are not obligated to do so, and there can be no assurance that there will be a secondary market for the Offered Securities or liquidity in the secondary market if one develops. From time to time, agents and underwriters may make a market in the Offered Securities.

  Underwriters, agents and other purchasers who participate in the distribution of the Offered Securities may be entitled under agreements which may be entered into by the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters, agents or other purchasers may be required to make in respect thereof. Such underwriters, agents and other purchasers may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

  Certain legal matters with respect to the issuance of the Offered Securities will be passed upon for the Company by Godfrey & Kahn, S.C., Milwaukee, Wisconsin and for any underwriters or agents by counsel as may be specified in an accompanying Prospectus Supplement. Mr. Peter M. Sommerhauser is a shareholder of Godfrey & Kahn, S.C. and a director of the Company. As of December 31, 1995, Mr. Sommerhauser owned 92,052 shares of Common Stock of the Company and had sole or shared voting and investment power with respect to an additional 4,815,434 shares held in trusts for the benefit of the families of certain executive officers of the Company and an additional 54,580 shares held by charitable foundations.

                                    EXPERTS

  The consolidated financial statements of Kohl's Corporation appearing in Kohl's Corporation Annual Report (Form 10-K) for the year ended January 28, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are, and audited consolidated financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon such reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

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